FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 20, 2014

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

5th Floor Strathvale House

P.O. Box 258

Grand Cayman KY1 1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Other Events

Signature

Exhibit 99.1 — Press Release Regarding Update with respect to Restructuring in Europe

Other Events.

On April 28, 2014, the joint provisional liquidators (the “JPLs”) of the Company filed with the Grand Court of the Cayman Islands (the “Grand Court”) a report dated April 25, 2014 for the purpose of informing such Court about the progress made in the provisional liquidation since December 20, 2013.  Since December 20, 2013, the JPLs have sought to progress the restructuring of the Company in consultation with the Company’s Board of Directors and (since its formation on February 19, 2014) a committee of creditors of the Company.  Among the items reported to the Grand Court are that the JPLs:

•                  filed a Form 13, being a Certificate of Insolvency, with the Grand Court on January 30, 2014.  The JPLs plan to continue to seek Chapter 15 recognition in the United States of the Company’s provisional liquidation in the Cayman Islands;

•                  have instructed the Company’s management to formulate a business plan, outlining the concept and strategic vision of management, upon which a restructuring plan can be formed and executed;

•                  reached a settlement with those petitioners which had filed an involuntary Chapter 7 bankruptcy proceeding against the Company in the U.S. Bankruptcy Court in the Southern District of New York;

•                  have continued to take steps to recover assets which were transferred to Wuxi Suntech Power Co. Ltd. (“Wuxi Suntech”) prior to the JPLs’ appointment;

•                  have attempted to negotiate with Wuxi Suntech and Jiangsu Shunfeng Photovoltaic Technology Co., Ltd., Wuxi Suntech’s new shareholders,  a settlement of the Company and group claims against Wuxi Suntech and other subsidiary companies;

•                  liaised with the liquidator of Power Solar Systems Co. Ltd., a wholly owned subsidiary of the Company, to issue a statutory demand against Suntech Power Investment Pte. Ltd. for the sum of US$263.9m on February 20, 2014, upon which a default judgment was awarded in Singapore;

•                  submitted an application for the preservation of onshore assets of Suntech Power Co. Ltd., which was approved by the Peoples’ Intermediate Court of Shanghai on March 4, 2014, for an initial period of 1 year;

•                  arranged and obtained permission of the Grand Court to obtain a $7 million loan from Suntech America, Inc. (“Suntech America”) to fund the restructuring of the Suntech Group;  the JPLs do not anticipate that funding from Suntech America will be sufficient to fund the entire costs of the provisional liquidation and therefore will likely require additional funding in the future to cover provisional liquidation;

•                  continued to liaise with legal counsel to formulate a strategy and take steps to defend the antitrust litigation filed by Solyndra LLC and Energy Conversion Devices Liquidation Trust against the Company and Suntech America; and

•                  reviewed and considered claims brought against the Company.

The JPLs intend to continue to take such measures as they deem necessary and appropriate to achieve a successful restructuring of the Company.

Mr. Kim Liou has provided notice of his resignation as General Counsel with such resignation to be effective May 26, 2014.  His resignation is for personal reasons.

In addition, the Company notes that because it continues to work on its restructuring, it has delayed the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2013 beyond the filing deadline of April 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

	By:	/s/ Kim H. Liou
	Name:	Kim H. Liou
	Title:	General Counsel

Date: May 20, 2014